

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2022

Timothy Matthews
Chief Executive Officer
XCPCNL Business Services Corp
4182 Clemmons Rd., Suite 289
Clemmons, North Carolina 27012

>   **Re: XCPCNL Business Services Corp**
>   **Offering Statement on Form 1-A**
>   **Post-qualification Amendment No. 3**
>   **Filed November 29, 2022**
>   **File No. 024-11707**

Dear Timothy Matthews:

        This is to advise you that we do not intend to review your amendment.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Rucha Pandit at (202) 551-6022 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Eric Newlan